Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 19
DATED MAY 5, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 19 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 18 dated April 13, 2011 (which superseded and replaced all prior supplements).  Unless otherwise defined in this Supplement No. 19, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Previously Acquired Properties – Update

The calculations of the approximate annualized base rent and average annualized base rent per square foot of our properties stated in Supplement No. 18, dated April 13, 2011, did not take into account tenant concessions.  If tenant concessions had been taken into account in stating these calculations, the approximate annualized base rent and average annualized base rent per square foot of Tradition Village Center at the date of acquisition would have been $2,031,597 and $18.07 per square foot, respectively.  The approximate annualized base rent and average annualized base rent per square foot of the other properties listed in Supplement No. 18 would not change.

Recent Acquisitions

Between April 14, 2011 and April 29, 2011, we purchased the following properties:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain-ing Lease Term in Years	Econ-omic Occ-upancy (3)(4)	Phy-sical Occ-upancy (4)

University Town Center –Norman, OK	04/29/11	158,516	$32,510,000	7.29%	$2,527,521	$15.94	5.9	100.0%	96.3%
Copps Grocery Store –Neenah, WI	04/29/11	61,065	$6,235,500	8.13%	$522,500	$8.56	11.7	100.0%	100.0%
Silver Springs Pointe –Oklahoma City, OK	04/14/11	135,028	$16,012,000	8.30%	$1,422,928	$10.54	8.3	98.1%	98.1%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income, or “NOI,” existing at the date of acquisition, by the contract purchase price of the property.  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.  Additionally, it excludes vacant spaces subject to earnout agreements as of the date of acquisition, as no purchase price was paid related to those spaces at the time of the acquisition.

(4) As of the date of acquisition.

University Town Center.  On April 29, 2011, we, through Inland Diversified Norman University, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 158,516 square foot retail center known as University Town Center, located in Norman, Oklahoma.  We purchased this property from an affiliate of Collett & Associates, LLC, for a purchase price paid at closing equal to approximately $32.5 million. However, three vacant spaces totaling 5,850 square feet at University Town Center are subject to earnout closings aggregating $1.62 million.  We will not be required to pay the earnouts on these spaces unless the spaces are leased and the tenants are paying full rent, as the case may be, pursuant to the parameters set forth in the purchase agreement within thirty-six months of closing. We funded 100% of the purchase price of this property with proceeds from our offering. Closing costs did not exceed $75,000.

The cap rate for University Town Center is approximately 7.29%.  In deciding to acquire this property, we considered the following:

Leasing Activity

•

University Town Center is a 158,516-square-foot retail power center that is 96.3% leased to twenty-eight tenants.

•

The property was constructed between 2007 and 2009, and the weighted-average remaining lease term is approximately 5.9 years.

Tenant Mix

•

Anchor tenants at University Town Center include TJ Maxx, Office Depot and Ulta.  TJ Maxx pays an annual base rent of approximately $247,000 under a lease that expires in October 2017. Under the terms of its lease, TJ Maxx has four five-year options to renew through 2037.  Office Depot pays an annual base rent of approximately $290,300 under a lease that expires in February 2018. Under the terms of its lease, Office Depot has three four-year options to renew through 2033.  Ulta pays an annual base rent of approximately $240,700 under a lease that expires in January 2023. Under the terms of its lease, Ulta has three five-year options to renew through 2038.

•

Other retail tenants at the center include Petco, Dress Barn, Hallmark, Maurices, AT&T, Pei Wei and Qdoba.

Location

•

The property is shadow-anchored by Super Target.

•

Norman, Oklahoma is a suburb located approximately 12 miles south of Oklahoma City.

•

The property is located along the east side of Interstate 35, along the north line of W. Robinson and west line of 24th Avenue NW.

•

Additional access to the property will soon be available to 24th Avenue NW at the new Rock Creek overpass, which is scheduled for completion in the summer of 2011.  Traffic counts at the new overpass are expected to be approximately 20,000 to 25,000 vehicles per day.

Demographics

•

Within a three-mile radius of the property, the population is approximately 50,100 and the estimated average household income is approximately $74,600.

•

Within a five-mile radius of the property, the population is approximately 94,500 and the estimated average household income is approximately $64,900.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2011 through 2020 at University Town Center and the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2011	–	–	–	–
2012	3	7,500	215,200	8.5%
2013	10	17,388	387,372	15.3%
2014	3	14,400	253,600	10.0%
2015	2	10,015	195,225	7.7%
2016	1	1,400	32,200	1.3%
2017	5	55,700	779,650	30.9%
2018	3	25,515	423,597	16.8%
2019	–	–	–	–
2020	–	–	–	–

The table below sets forth certain historical information with respect to the occupancy rates at University Town Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2010	95.4%	$14.26
2009	84.3%	$14.71
2008	95.6%	$16.29
2007	51.7%	$2.55

* The first year of occupancy was 2007.

We believe that University Town Center is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are six competitive shopping centers located within approximately five miles of University Town Center.

Real estate taxes assessed for the fiscal year ended December 31, 2010 (the most recent tax year for which information is generally available) were approximately $250,200.  The amount of real estate taxes paid was calculated by multiplying the property’s assessed value by a tax rate of 11.3%.  For federal income tax purposes, the depreciable basis in University Town Center will be approximately $27.0 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

Copps Grocery Store.  On April 29, 2011, we, through Inland Diversified Neenah Commercial, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 61,065 square foot single-tenant retail building located in Neenah, Wisconsin, known as “Copps Grocery Store.”

We purchased this property from an unaffiliated third party for $6.2 million.  Closing costs did not exceed $75,000.    We funded the purchase price with proceeds from our offering, and concurrent with closing entered into a loan secured by a first priority mortgage on the property, in an aggregate principal amount equal to approximately $3.5 million.  The terms of this loan are described below under “— Financing Transactions.”

The cap rate for Copps Grocery Store is approximately 8.13%.  In deciding to acquire this property, we considered the following:

Leasing Activity

•

Copps Grocery Store is 100% leased to Roundy’s Foods through 2022.

•

The property was constructed in 2000.

Location

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The property is located near the local intersection of Bell Street and Commercial Street.

•

The property is located less than 1 mile west of Highway 41, which is the major north-south thoroughfare in Winnebago County.

Demographics

•

Within a three-mile radius of the property, the population is approximately 29,100 and the estimated average household income is approximately $68,200.

•

Within a five-mile radius of the property, the population is approximately 49,900 and the estimated average household income is approximately $66,400.

We believe that Copps Grocery Store is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are two competitive properties located within approximately five miles of the property.

Silver Springs Pointe.  On April 14, 2011, we, through Inland Diversified Oklahoma City Silver Springs, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 135,028 square foot retail center located in Oklahoma City, Oklahoma, known as “Silver Springs Pointe.” We purchased this property from an unaffiliated third party for $16.0 million. Closing costs did not exceed $75,000. We funded the purchase price with proceeds from our offering.

The cap rate for Silver Springs Pointe is approximately 8.30%. In deciding to acquire this property, we considered the following:

Leasing Activity

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Silver Springs Pointe is 98.1% leased to sixteen tenants, which include Kohl’s, Office Depot, Verizon Wireless and GameStop.

•

The property was constructed in 2000 and 2001, and the weighted-average remaining lease term is approximately 8.3 years.

•

Currently there are two vacant spaces that total approximately 2,500 square feet.

Location

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The property is shadow-anchored by Super Wal-Mart, Sam’s Club and Home Depot.

•

The property is located approximately ten miles northwest of the Oklahoma City central business district, along the Northwest Expressway (State Road 3), a primary commercial thoroughfare in the area.

Demographics

•

Within a three-mile radius of the property, the population is approximately 65,800 and the estimated average household income is approximately $71,200.

•

Within a five-mile radius of the property, the population is approximately 137,500 and the estimated average household income is approximately $67,900.

We believe that Silver Springs Pointe is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are eight competitive properties located within approximately five miles of the property.

Financing Transactions

Prattville Town Center Loan.  On April 29, 2011, our wholly owned subsidiary, Inland Diversified Prattville Legends, L.L.C. (the “Prattville Subsidiary”) entered into a loan in an aggregate principal amount equal to approximately $18.9 million with JPMorgan Chase Bank, National Association (“JPMorgan”).  The loan is secured by a first priority mortgage on the Prattville Shopping Center, located in Prattville, Alabama, and bears interest at a rate equal to 5.475% per annum.  The loan has a ten-year term, maturing on May 1, 2021, and requires the Prattville Subsidiary to make monthly payments of interest only, provided that if the Prattville Subsidiary does not pay down the principal to $15.93 million by October 1, 2011, it will be required to make monthly payments of both principal and interest.  The loan may be prepaid, in full, but not in part, any time after June 1, 2013, provided, however, that if the prepayment occurs before the date that is three months prior to the maturity date, the Prattville Subsidiary will be required to pay a prepayment premium.  In addition, on any date on or before October 1, 2011, the Prattville Subsidiary has a one-time right to prepay a portion of the debt in order to reduce the outstanding principal balance to $15.93 million.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents.  The loan documents also contain various customary events of default.  In the event that an event of a default has occurred and is continuing, the loan will accrue interest at a rate equal to the lesser of the maximum legal interest rate or 10.475% per annum.

The loan is non-recourse to the Prattville Subsidiary.  We have guaranteed the obligations or liabilities of the Prattville Subsidiary to JPMorgan for any losses, costs or damages arising out of or in connection with any fraud or intentional misrepresentation, gross negligence or willful misconduct, material physical waste of the property and the breach of any representation or warranty concerning environmental laws, among other things.

Northcrest Shopping Center Loan.  On April 29, 2011, our wholly owned subsidiary, Inland Diversified Charlotte Northcrest, L.L.C. (the “Northcrest Subsidiary”) entered into a loan in an aggregate principal amount equal to approximately $18.7 million with JPMorgan.  The loan is secured by a first priority mortgage on the Northcrest Shopping Center, located in Charlotte, North Carolina, and bears interest at a rate equal to 5.475% per annum.  The loan has a ten-year term, maturing on May 1, 2021, and requires the Northcrest Subsidiary to make monthly payments of interest only, provided that if the Northcrest Subsidiary does not pay down the principal to $15.78 million by October 1, 2011, it will be required to make monthly payments of both principal and interest.  The loan may be prepaid, in full, but not in part, any time after June 1, 2013, provided, however, that if the prepayment occurs before the date that is three months prior to the maturity date, the Northcrest Subsidiary will be required to pay a prepayment premium.  In addition, on any date on or before October 1, 2011, the Northcrest Subsidiary has a one-time right to prepay a portion of the debt in order to reduce the outstanding principal balance to $15.78 million.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents.  The loan documents also contain various customary events of default.  In the event that an event of a default has occurred and is continuing, the loan will accrue interest at a rate equal to the lesser of the maximum legal interest rate or 10.475% per annum.

The loan is non-recourse to the Northcrest Subsidiary.  We have guaranteed the obligations or liabilities of the Northcrest Subsidiary to JPMorgan for any losses, costs or damages arising out of or in connection with any fraud or intentional misrepresentation, gross negligence or willful misconduct, material physical waste of the property and the breach of any representation or warranty concerning environmental laws, among other things.

Copps Grocery Store Loan.  On April 29, 2011, our wholly owned subsidiary, Inland Diversified Neenah Commercial, L.L.C. (the “Copps Subsidiary”) entered into a loan in an aggregate principal amount equal to approximately $3.5 million with JPMorgan.  The loan is secured by a first priority mortgage on the Copps Grocery Store, located in Neenah, Wisconsin, and has a thirty-year term, maturing on May 1, 2041.  Until May 1, 2021, the anticipated repayment date, the loan bears interest at a rate equal to 5.425% per annum and requires the Copps Subsidiary to make monthly payments of interest only.  On each payment date occurring on or after May 1, 2021, the Copps Subsidiary will be required to pay both principal and interest, calculated based on a twenty-year amortization schedule, and the loan will accrue interest at a rate equal to 3.0% per annum plus the greater of (i) 5.425% or (ii) the then-current ten-year swap yield (as determined by JPMorgan) plus 2.0% per annum, provided that the rate will not exceed 10.425% per annum.  The loan may be prepaid, in full, but not in part, any time after June 1, 2013, provided, however, that if the prepayment occurs before the date that is three months prior to the maturity date, the Copps Subsidiary will be required to pay a prepayment premium.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents.  The loan documents also contain various customary events of default.  In the event that an event of a default has occurred and is continuing, the loan will accrue interest at a rate equal to the lesser of the maximum legal interest rate or 10.425% per annum.

The loan is non-recourse to the Copps Subsidiary.  We have guaranteed the obligations or liabilities of the Copps Subsidiary to JPMorgan for any losses, costs or damages arising out of or in connection with any fraud or intentional misrepresentation, gross negligence or willful misconduct, material physical waste of the property and the breach of any representation or warranty concerning environmental laws, among other things.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

During the month of April 2011, we issued approximately 2,291,000 shares of our common stock resulting in aggregate gross offering proceeds of approximately $22.9 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.  The following table provides information regarding the total shares sold in our offering as of April 30, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	35,931,579	357,477,283	34,010,953	323,466,330

Shares sold pursuant to our distribution reinvestment plan:	860,204	8,171,936	–	8,171,936

Shares purchased pursuant to our share repurchase program:	(59,713)	(579,244)	–	(579,244)
Total:	36,752,070	$365,269,975	$34,010,953	$331,259,022

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.